	Corporate Office	UK Office
	150 King Street West, Suite 1500	70 Oathall Road, Haywards Heath
	P.O. Box 38	West Sussex, RH16 3EN
	Toronto, ON M5H 1J9	United Kingdom
	Phone: +1 416 342 5560	Phone: +44 (0) 1444 411 900
	Fax: +1 416 348 0303	Fax: +44 (0) 1444 456 901
NEWS RELEASE

Lundin Mining to Release the Third Quarter Report Thursday November 13, 2008.

Telephone Conference to be held on November 13 at 12:30 PM Eastern Standard Time (EST), 18:30 Central European Time (CET), 09:30 AM Pacific Standard Time (PST).

November 10, 2008 (TSX: LUN; OMX: LUMI; NYSE: LMC) Lundin Mining Corporation (“Lundin Mining” or the “Company”) announces that the interim report for the third quarter of 2008 will be published November 13, 2008. The report will be published around 15:30 CET (09:30 EST, 06:30 PST) November 13, 2008.

The Company will hold a telephone conference with an interactive presentation at 18:30 CET (12:30 PM EST, 09:30 AM PST) November 13, 2008.

Please call in 10 minutes before the conference starts and stay on the line (an operator will be available to assist you).

Call-in number for the conference call (North America): +1 212 444 0412
Call-in number for the conference call (Europe): +46(0)8 5352 6408

To take part in the interactive presentation, please log on using this direct link:
http://www.livemeeting.com/cc/premconfeurope/join?id=7145026&role=attend&pw=pw1677

Or visit the website www.euvisioncast.com and login using the following:
Meeting ID: 7145026
Meeting Password: pw1677

The presentation slideshow will be available in PDF format for download from the Lundin Mining website www.lundinmining.com on November 13, 2008.

A replay of the telephone conference will be available approximately one hour after the completion of the conference and until November 20, 2008.

Replay number in Europe is: +46 (0)8 5876 9441
North America: +1-718-354 1112
To access the recording, please enter access code: 7145026#

For further information, please contact:

Sophia Shane, Investor Relations, North America: +1-604-689 7842
Robert Eriksson, Corporate Communications, Europe: +46-701-11 26 15